SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549



	FORM 11-K




(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

	OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to


	Commission File Number 1-11377




CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN
	(Full title of the plan)





	CINERGY CORP.
	(Name of issuer of the securities held pursuant to the plan)







	139 East Fourth Street
	Cincinnati, Ohio  45202
	(Address of principal executive offices)


	TABLE OF CONTENTS



                                         Page No.

Financial Statements

  Report of Independent Public Accountants

  Statements of Financial Condition as of
    December 31, 1996 and 1995

  Statements of Income and Other Changes in Plan Equity for the Years Ended December 31, 1996, 1995, and 1994

  Notes to Financial Statements

  Financial Statement Schedules:
    Schedules I, II, and III are not applicable

Signatures

Exhibits

  1)  Consent of Independent Public Accountants

	REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
the Cinergy Corp. Directors'
Deferred Compensation Plan:

We have audited the accompanying statements of financial condition of the CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN as of December 31, 1996 and 1995, and the statements of income and other changes in plan equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the results of its operations and changes in plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


Cincinnati, Ohio,
March 25, 1997.

	CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN

	STATEMENTS OF FINANCIAL CONDITION



                                                    Stock
                                                   Accounts        Total

AS OF DECEMBER 31, 1996
  ASSETS
    Amounts due from participating
      employers (Note A)                           $739 676      $739 676

  PLAN EQUITY                                      $739 676      $739 676


AS OF DECEMBER 31, 1995

  ASSETS
    Amounts due from participating
      employers (Note A)                           $489 414      $489 414

  PLAN EQUITY                                      $489 414      $489 414

The accompanying notes are an integral part of these financial statements.

	CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN

	STATEMENTS OF INCOME AND OTHER CHANGES IN PLAN EQUITY



                                                Stock         Cash
                                               Accounts     Accounts       Total

PLAN EQUITY AT DECEMBER 31, 1993              $  14 250    $   1 750      $  16 000

  Investment income (Note C)
    Dividends earned                              3 476         -             3 476
    Interest earned                                -             534            534
      Net investment income                       3 476          534          4 010

  Unrealized appreciation (Note G)                7 578         -             7 578

  Contributions from participants (Note C)      161 878       26 000        187 878

  Participant withdrawals (Note E)               (2 000)        -            (2 000)


PLAN EQUITY AT DECEMBER 31, 1994                185 182       28 284        213 466

  Investment income (Note C)
    Dividends earned                             19 285         -            19 285
    Interest earned                                -             810            810
      Net investment income                      19 285          810         20 095

  Unrealized appreciation (Note G)               85 065         -            85 065

  Contributions from participants (Note C)      199 882        6 548        206 430

  Participant withdrawals (Note E)                 -         (35 642)       (35 642)


PLAN EQUITY AT DECEMBER 31, 1995                489 414         -           489 414

  Investment income (Note C)
    Dividends earned                             31 615         -            31 615

  Unrealized appreciation (Note G)               47 816         -            47 816

  Contributions from participants (Note C)      191 500         -           191 500

  Participant withdrawals (Note E)              (20 669)        -           (20 669)

PLAN EQUITY AT DECEMBER 31, 1996              $ 739 676    $    -         $ 739 676

The accompanying notes are an integral part of these financial statements.

	CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN

	NOTES TO FINANCIAL STATEMENTS


Note A - Plan Description

The Cinergy Corp. Directors' Deferred Compensation Plan (the
Plan) was established to enable non-employee directors of Cinergy Corp. (Cinergy or Company) and its subsidiaries to defer the receipt of all or a portion of the compensation payable for services performed as a member of the board of directors of Cinergy or any of its subsidiaries. The Plan is not a funded plan; thereby, Cinergy and its subsidiaries have not segregated any assets to pay the contractual obligations to participants under the Plan. The administrative expenses of the Plan are paid by the Company. Further details of the Plan are provided in the Plan prospectus which has been distributed to all eligible Plan participants.

In conjunction with the merger of PSI Resources, Inc. (PSI) with and into the Company on October 24, 1994, the PSI Resources, Inc. Directors' Deferred Compensation Plan (the PSI Plan) was merged into the Plan. The PSI Plan contained provisions substantially similar to the Plan.

Note B - Accounting Principles

The accounts of the Plan are maintained on an accrual basis.
Activity and balances related to the PSI Plan are reflected in the financial statements as though the PSI Plan has always been part of the Plan.

Note C - Investment Program

Under the Plan, eligible participants may elect to defer all or any portion of the compensation payable for services performed as a member of the board of directors of Cinergy or its subsidiaries. Each participant elects to have amounts deferred credited among two different accounts - a "Stock Account" and a "Cash Account" - as follows:

Stock Account -

	A participant may elect to have any portion of deferred amounts treated as if invested in a number of shares of Cinergy Corp. Common Stock, $.01 par value
(Common Stock). When a participant elects to have amounts treated as if invested in Common Stock, the deferred amounts are deemed to be invested in a number of theoretical shares of Common Stock determined using the market price per share existing on the date each amount would otherwise have been payable to the participant. Dividends on the theoretical shares are assumed to be reinvested into additional theoretical shares determined using the existing market price per share as and when dividends on Common Stock are paid.
A total of 22,162.575 theoretical shares at a market value of $33.375 per share and 15,980.855 theoretical shares at a market value of $30.625 per share were allocated to participants' Stock Accounts at December
31, 1996 and 1995, respectively.

Cash Account -

	A participant may elect to have any portion of deferred amounts treated as if invested in an interest-bearing account. When a participant elects to have amounts treated as if invested in an interest-bearing account, the deferred amounts are deemed to be invested in a theoretical account on the date each amount would otherwise have been payable to the participant.
Interest is accrued on and credited to the theoretical account at a rate that is equivalent to the interest rate for a one year certificate of deposit of $100,000 as quoted in The Wall Street Journal. The rate of interest is adjusted and compounded quarterly.

Upon six-month prior notice, a participant may change the amount of compensation to be deferred and the allocation of amounts among the two accounts. However, any change in allocation among the two accounts will only apply to future deferred amounts and not to existing account balances.

At December 31, 1996, 1995, and 1994, there were five, five, and four active participants with Stock Accounts, respectively.
There were no active participants with a Cash Account at December 31, 1996 or December 31, 1995, and one active participant with a Cash Account at December 31, 1994.

Note D - Income Tax Status

The Plan is not regarded as an "employee benefit plan" under
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and, therefore, is not subject to ERISA. The Plan also is not a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan is subject to Federal income taxes; however, the unfunded nature of the Plan precludes the occurrence of a taxable event arising from the Plan's operation.

Amounts deferred, along with any dividends and interest accrued thereon, are not considered taxable income to a participant until distributed (see Note E). Amounts distributed from the Plan are considered compensation taxable as ordinary income in the year distributed, in an amount equal to the total of all cash and the existing fair market value of all shares of Common Stock distributed.

Subsequent dispositions of shares of Common Stock received from the Plan may result in capital gains (losses) equal to the amount realized over (under) the tax basis in the shares. The tax basis is generally considered to be the amount of ordinary income recognized in conjunction with the distribution from the Plan of the shares of Common Stock. To qualify as a long-term capital gain, the shares must be held at least one year after distribution from the Plan.

Note E - Participant Withdrawals

At the participant's election, amounts deferred under the Plan, together with earnings thereon, will be distributed either in a single lump sum payment or in equal annual installments of two to 10 years. At the participant's election, the single lump sum payment or the first installment payment will be payable on the first business day of the calendar year immediately following the year in which the participant either (a) ceases to be a director, or (b) attains that age specified by Paragraph 203(f)(3) of the Social Security Act or its equivalent then in effect. Any additional installment(s) will be payable on the first business day of each succeeding year.

All payments to be made under the Plan from a participant's Stock Account are to be made in the form of new issue shares of Common Stock or shares of Common Stock purchased on the open market, as determined by the Company, and cash in lieu of any fractional shares. All payments to be made under the Plan from a participant's Cash Account are to be paid in cash.


In the event of the death of a participant, all amounts due the participant are to be distributed within 90 days of the participant's death to the designated beneficiary or to the decedent's estate in accordance with the preceding paragraph.

Note F - Change in Control, Amendment, Termination, and
Forfeiture

In the event of a "change in control" of Cinergy, as defined in the Plan as amended, the Compensation Committee of Cinergy's Board of Directors, in its sole discretion, may elect to accelerate the distribution of all compensation deferred under the Plan. Previously, in the event of a "change in control" of Cinergy, all compensation deferred under the Plan was immediately payable. In accordance with the foregoing provision, all amounts accumulated under the PSI Plan were disbursed to participants in December 1993 as a result of the approval of the Cinergy merger by PSI's shareholders. Such approval constituted a "change in control".

Cinergy, at any time by action of its board of directors, may alter, amend, modify, revoke, or terminate the Plan, or suspend payment of benefits under the Plan, except with respect to provisions relating to a "change in control" for a three-year period following such "change in control".

Any amounts remaining in a participant's Stock Account or Cash Account will be forfeited if the participant becomes affiliated with any utility or other company in Indiana, Ohio, or Kentucky that competes with Cinergy or its subsidiaries. Amounts will also be forfeited if a participant refuses a reasonable request to become a consultant after retiring as a member of the Company's or its subsidiaries' board(s) of directors.

Note G - Unrealized Appreciation of Stock Accounts

The unrealized appreciation of assets included in the Plan equity of the Stock Accounts is as follows:


BALANCE AS OF DECEMBER 31, 1993         $   -

  Change for 1994                          7 578

BALANCE AS OF DECEMBER 31, 1994            7 578

  Change for 1995                         85 065

BALANCE AS OF DECEMBER 31, 1995           92 643

  Change for 1996                         47 816

BALANCE AS OF DECEMBER 31, 1996         $140 459

SIGNATURES

	THE PLAN.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	       CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN
							    (The Plan)

Date:  March 25, 1997


						________Van P. Smith_________
						   (Chairman, Compensation
							    Committee)

						Exhibit 1

	CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




          As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Cinergy Corp.'s previously filed Registration Statement File No.
33-56089.



ARTHUR ANDERSEN LLP


Cincinnati, Ohio,
March 25, 1997.